

09059723

UNITED STATES
~~ITIES AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BP 3/12

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SEC FILE NUMBER
8- 41088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2008__ AND ENDING __12/31/2008__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Transportation Group (Securities) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1140 Ave of the Americas, Suite 1701
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret Lee ————————————————— **(212) 319-0323**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
William Chan, C.P.A.
(Name – if individual, state last, first, middle name)

4205 Eighth Avenue   **Brooklyn**   **NY**   **11232**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Joseph J. Steuert__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__The Transportation Group (Securities) Limited__ _____ , as

of __December 31__ _____ , 20 08 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to before me
this 27 day of February 2009

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Financial Statements and Supplemental Schedules

December 31, 2008

(With Independent Auditor's Report Thereon)

**THE TRANSPORTATION GROUP
(SECURITIES) LIMITED**
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

CONTENTS

FINANCIAL STATEMENTS

Independent Auditor's Report

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

I have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (a wholly owned subsidiary of The Transportation Group (Capital) Limited) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 2, 2009

3

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	7,958
Account receivable		11,555
Receivable from parent		77,077
Total assets	$	96,590

Liabilities and Equity

Liabilities:

Accrued expenses	1,228
Total liabilities	1,228

Shareholder's equity:

Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding	4
Additional paid-in capital	286,714
Accumulated deficit	(191,356)
Total shareholder's equity	95,362

Total liabilities and shareholder's equity	$	96,590

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Operations

Year ended December 31, 2008

Revenues:		
Private placement fees	$	2,717,994
Interest income		105
Total revenues		2,718,099
Expenses:		
Management fees		2,713,741
Miscellaneous expenses		25
Total operating expenses		2,713,766
Operating gain before income taxes		4,333
Provision for income taxes (note 4)		1,187
Net income	$	3,146

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP (SECURITIES) LIMITED

(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2008

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2007	$ 4	$ 286,714	$ (194,502)	$ 92,216
Net income for the year ended December 31, 2008			3,146	3,146
Balance at December 31, 2008	$ 4	$ 286,714	$ (191,356)	$ 95,362

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	3,146
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in net operating assets and liabilities:		
Increase in account receivable		(11,555)
Increase in receivable from parent		(27,280)
Increase in accrued expense		770
Net cash provided by operating activities		(34,919)
Cash at beginning of year		42,877
Cash at end of year		7,958

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Notes to Financial Statements

December 31, 2008

(1) Organization

The Transportation Group (Securities) Limited (the "Company"), a Hong Kong corporation, is a wholly owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Parent"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 4).

TTGC and its subsidiaries are a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placing of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subparagraph (k)(2)(i).

(2) Significant Accounting Policies

(a) Accounting Principles

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Revenue Recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Notes to Financial Statements

December 31, 2008

(c)   *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United states of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)   Income Taxes

The Company files separate Federal, state, and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The Company has federal and state net operating loss of approximately $191,629 as of December 31, 2008, which are available to offset future taxable income, if any, and expire in years beginning in 2009. A full valuation allowance has been established for the Company's net operating loss carryforwards.

(4)   Related party agreement

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated March 1, 1994, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company has agreed to pay a management fee to TTGC, equal to 95% of its broker-dealer services revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Under the terms of expense sharing agreement between TTGC and the Company (the "Expense Agreement") effective January 1, 2007, the Company agreed to pay a monthly fee of $1,000 for Office and Administrative Services provided by TTGC.

In addition, on December 31, 2008, the Company negotiated with TTGC and agreed to be charged a supplemental management fee amounting to approximately $120,000.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Notes to Financial Statements

December 31, 2008

(5)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under such rule, the Company may be prohibited from expanding its business if the ratio exceeds 10 to 1 and may be required to reduce its business if the net capital ratio exceeds 12 to 1. The Company's regulatory net capital was $6,730, which was $1,730 in excess of its required minimum net capital of $5,000.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Net Capital

Total Shareholder's equity	$	95,362
Less nonallowable assets		
Due from Parent		77,077
Account receivable		11,555
Total nonallowable assets		88,632
Net Capital		6,730

Net capital requirement ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		5,000
Excess net capital	$	1,730

Aggregate Indebtedness

Total aggregate indebtedness	$	1,228
Ratio of aggregate indebtedness to net capital		.18 to 1

There were no material differences between the net capital as computed above and the net capital as reported in the Company's Part IIA FOCUS report.

11

**Independent Auditor's Report on Internal Control Structure Required
By SEC Rule 17a-5 of the Securities and Exchange Commission**

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

In planning and performing my audit of the financial statements of The Transportation Group (Securities) Limited (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies,

that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weakness, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Chan C.P.A.

March 2, 2009